UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2022

Commission File Number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 7019900 • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

On or about August 10, 2022, AudioCodes Ltd. (the “Registrant”) first distributed copies of its proxy statement to its shareholders and will mail to its shareholders of record (as determined as of August 9, 2022) a proxy statement for an Annual General Meeting of Shareholders to be held on September 14, 2022 at 2:00 p.m., local time, in Israel. A copy of the proxy statement will be made available under the “Investor Relations” section of the Registrant’s website at www.audiocodes.com.

The following documents are attached hereto and incorporated by reference herein:

•	Exhibit 99.1. Notice of and Proxy Statement for the Annual General Meeting of Shareholders, dated August 10, 2022.

•	Exhibit 99.2. Form of Proxy Card for use at the Annual General Meeting of Shareholders, to be held on September 14, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ ITAMAR ROSEN
Itamar Rosen, Advocate
Chief Legal Officer and Company Secretary

Dated: August 10, 2022

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of and Proxy Statement for the Annual General Meeting of Shareholders, dated August 10, 2022.

99.2	Form of Proxy Card for use at the Annual General Meeting of Shareholders, to be held on September 14, 2022.